UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2009

Commission File Number 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.    Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

        On March 19, 2009, Luxottica Group S.p.A. (the "Company") received two letters from its majority stockholder, Delfin S.a.r.l., one presenting its list for the appointment of the Board of Directors of the Company, determination of the number of its members and determination of their compensation and the other presenting its list for the appointment of the Board of Statutory Auditors and determination of their compensation. Delfin S.a.r.l. is controlled by Leonardo Del Vecchio, the Company's founder and Chairman of the Board.

APPOINTMENT OF THE BOARD OF DIRECTORS, DETERMINATION OF THE NUMBER OF ITS MEMBERS AND DETERMINATION OF THEIR COMPENSATION

        A list for the appointment of the Board of Directors can be presented only by those stockholders who, at the time of the presentation of the list, hold an interest at least equal to 1% of the share capital of the Company, as established by Consob (the public authority responsible for regulating the Italian securities market), pursuant to article 147ter subparagraph 1 legislative decree 58/98. Each stockholder may not submit or contribute to submitting, by means of trust or proxy, more than one list.

        The list presented by Delfin S.a.r.l. for the appointment of the board of directors was submitted together with the professional resumes of the candidates and a certification from which title to the interest in the shares of the Company can be inferred. Each candidate filed a statement declaring that he/she accepts his/her candidacy, confirming, under his/her own responsibility, that there are no grounds in accordance with law or regulation for his/her ineligibility or incompatibility and that he/she meets any requirements prescribed in the list. Such statements as well as the letter from Delfin S.a.r.l. can be found on the Company's website at www.luxottica.com, Investor Relations, Corporate Governance section. For voting purposes, the list of Delfin S.a.r.l. has been designated as list "A".

        In its letter, Delfin S.a.r.l.:

i)
proposed to set the number of directors on the Luxottica Group S.p.A. Board of Directors at 15, such directors to serve until the approval of the Luxottica Group S.p.A. financial statements as of and for the period ending December 31, 2011, or, in the event no minority list is presented, to set the number of directors of the Board of Directors of the Company at 14;

ii)
presented, in accordance with article 17 of the Luxottica Group S.p.A. By-laws, the following list of candidates for appointment:

1.     Leonardo Del Vecchio Born in 1935

        Company founder and Chairman of the Board of Directors of the Company since its establishment. In 1986, the President of the Republic of Italy conferred on Mr. Del Vecchio the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit). In May 1995, he received an honorary degree in Business Administration from the Venice Ca' Foscari University. In 1999, he received a Master "honoris causa" in International Business from MIB- Management School in Trieste, and in 2002, he received an honorary degree in Materials Engineering from the University of Udine. In March 2006, Mr. Del Vecchio received another honorary degree in Materials Engineering from Politecnico of Milan. He is a member of the Board of Directors of Assicurazioni Generali S.p.A., of Beni Stabili S.p.A., of GiVi Holding S.p.A., of Gianni Versace S.p.A.; he is Vice Chairman of the Surveillance Committee of Fonciere des Regions and a member of the Board of Directors of Delfin S.a.r.l., Aterno S.a.r.l. and of Luxottica UK.

2.     Luigi Francavilla Born in 1937

        Luigi Francavilla joined the Group in 1968, has been Deputy Chairman since 1981 and is the Group Product and Design Director. In addition, he is Chairman of Luxottica S.r.l., one of the major subsidiary companies of the Group. From 1972 to 1977, Mr. Francavilla was General Manager of Luxottica S.r.l. and, from 1969 to 1971, he served as Technical General Manager of Luxottica S.r.l. In April 2000, he received an honorary degree in Business Administration from Constantinian University. Mr. Francavilla is the Chairman of Luxottica S.r.l.; he is also a member of the Board of Directors of the Belluno branch of the Bank of Italy.

3.     Andrea Guerra Born in 1965

        Mr. Guerra was appointed a director and Chief Executive Officer of the Company on July 27, 2004. Prior to joining the Company, Mr. Guerra was with Merloni Elettrodomestici since 1994, where, from 2000, he was its Chief Executive Officer. Prior to being at Merloni, Mr. Guerra worked for Marriott Italia where he became Director of Marketing. He received a degree in Business Administration from the "La Sapienza" University of Rome in 1989. Mr. Guerra is Chief Executive of Luxottica S.r.l., Chairman of OPSM Group PTY Limited, member of the Board of Directors of Luxottica U.S. Holdings Corp., LensCrafters Inc. and of Oakley Inc. He is also member of the Board of Directors of Parmalat S.p.A., of Banca Nazionale del Lavoro S.p.A., of DEA Capital S.p.A.

4.     Roger Abravanel1 Born in 1946

        Mr Abravanel has been a director of Luxottica Group S.p.A. since 2006. He worked at McKinsey & Company from 1972 until June 2006. Mr. Abravanel is also involved in international consulting projects for the high direction on strategic, organizational and operational development issues. He graduated with a degree in Engineering from the Politecnico di Milano and received a Masters in Business Administration from Insead in Fontainebleau (with High Distinctions). He is author of several studies and articles on business organization. He is a member of the Board of Directors of Teva Pharmaceutical Industries LTD, of Banca Nazionale del Lavoro S.p.A., of COFIDE S.p.A. and of Coesia S.p.A.

5.     Mario Cattaneo1 Born in 1930

        He is emeritus professor of Corporate Finance at the Catholic University of Milan. He was a director of Eni S.p.A. from 1998 until 2005 and of Unicredito from 1999 until 2005 and Statutory Auditor of the Bank of Italy from 1991 until 1999. Mr Cattaneo has been a Director of the Company since 2003. He is Vice Chairman of Euromobiliare Asset Management SGR S.p.A., member of the Board of Directors of Bracco S.p.A., of Banca Sella Holding S.p.A.; Chairman of the Board of Auditors of Italiana Assicurazioni S.p.A., of Sara Assicurazioni S.p.A., Auditor of Michelin Italiana SAMI S.p.A.; member of the Supervisory Board of UBI Banca S.C.p.A.

6.     Enrico Cavatorta

        Mr. Cavatorta has been a Director of Luxottica Group since 2003. He has been Chief Financial Officer since he joined the Group in 1999, and he is a director of the principal subsidiaries of the Company. Prior to joining Luxottica, Mr. Cavatorta was with Piaggio S.p.A., most recently as Group Controller, responsible for planning and control. From 1993 to 1996, Mr. Cavatorta was a consultant with McKinsey & Co., having joined the firm from Procter & Gamble Italy, where he worked from 1985 to 1993, most recently as Controller. Mr. Cavatorta graduated with the highest honors from the LUISS University in Rome with a bachelor's degree in Business Administration. He is a member of the Board of Directors of Luxottica US Holdings Corp, of Luxottica S.r.l., of OPSM Group Pty Ltd, of LensCrafters Inc., of Oakley Inc, all of which belong to Luxottica Group.

7.     Roberto Chemello Born in 1954

        Mr. Chemello holds a degree in Corporate Finance from the Cà Foscari University in Venice. He joined Luxottica Group in 1979. Until 1985 he was Chief Financial Officer of the Company. Between 1985 and 2004 he was Chief Executive Officer of Luxottica Group. He then took over the position of Chief Operations Officer, which he held until July 2008, when he left all operational positions held in Luxottica Group. In 2007 he acquired the control share of Woodn S.r.l., a company that specialises in the manufacturing and marketing of wooden based composites, where he holds the position of Chairman of the Board of Directors. In 2008 he was appointed Chairman of the Board of Directors of the Chinese company Sunbow Enviromental Decoration Material Co Ltd, fully owned by Woodn S.r.l., which manufactures wooden composites for distribution both on the Chinese and on the international market. Always in 2008 he was appointed member of the Board of Directors of the Entrepreneurs' Association of the Belluno Province. Mr. Chemello received in 1999 the prestigious university award Cafoscarino of the Year and in 2000 he was appointed member of the Social Ombudsman of the Ca' Foscari University.

8.     Claudio Costamagna1 Born in 1956

        Mr. Costamagna holds a business administration degree and has held important offices in Montedison, Citigroup and Goldman Sachs where he was for years Chairman of the Investment Banking division for Europe, the Middle East and Africa. He is currently Chairman of "CC e Soci", a financial advisory boutique he founded. Mr. Costamagna has been a Director of Luxottica Group since 2006. Mr. Costamagna is a member of the Board of Directors of Autogrill S.p.A., Bulgari S.p.A., DEA Capital S.p.A., Mandel Partners S.A., Breakingviews Ltd. He is also Chairman of the Associazione Alumni Bocconi (association of graduates from Bocconi University).

9.     Claudio Del Vecchio Born in 1957

        Mr Del Vecchio joined the Group in 1978 and has been a Director of Luxottica Group S.p.A. since 1981. From 1979 to 1982, he managed our Italian and German distribution operations. From 1982 until 1997, he was responsible for all business operations of the Group in North America. He also serves as a Director of U.S. Holdings, a key subsidiary of Luxottica Group in North America. He is Chairman and Chief Executive Officer of Retail Brand Alliance, Inc., the owner of Brooks Brothers.

10.   Sergio Erede Born in 1940

        Mr. Erede graduated magna cum laude from the University of Milan in 1962 with a degree in jurisprudence and obtained an LL.M. from Harvard Law School in 1964. From 1965 to 1969, he was head of the legal department of IBM Italia S.p.A. Prior to such time, Mr. Erede was an attorney at the law firm of Sullivan & Cromwell from 1964 to 1965, and the law firm of Hale & Dorr from 1963 to 1964. In 1999, he founded the law firm of Bonelli, Erede & Pappalardo (which is the successor by merger to the firm of Erede e Associati), a leading firm in Italian financial transactions. Sergio Erede has been a Director of Luxottica Group since 2004. Additionally, Mr. Erede is a member of the Board of Directors of Interpump Group S.p.A., of Carraro S.p.A., of Gruppo Editoriale L'Espresso S.p.A., of Manifatture Lane Gaetano Marzotto & Figli S.p.A., of Società Italo Britannica L. Manetti—H. Roberts S.p.A., of Manuli Rubber Industries S.p.A., of Gruppo IPG Holding S.r.l. (Gruppo Interpump), of Sintonia S.A., he is Chairman of AON Italia S.p.A., Vice Chairman of the Board of Directors of Banca Nazionale del Lavoro S.p.A.; member of the Supervisory Board of Fonciere des Regions.

11.   Sabina Grossi Born in 1965

        Ms. Grossi joined Luxottica Group S.p.A. in 1996 and was Head of Investor Relations, a position which she held from 1996 until 2004. Prior to joining Luxottica Group S.p.A., she was a financial analyst with Caboto Sim S.p.A. from 1994 until 1996. From 1991 to 1993, Ms. Grossi was an associate professor in the school of engineering of the La Sapienza University in Rome, where she taught undergraduate courses as well as published papers on mathematics and statistics. Ms. Grossi, who is a C.P.A. in Italy, graduated with the highest honors from the LUISS University in Rome with a bachelor's degree in Business Administration. She has been a Director of Luxottica Group S.p.A. since 2003. She is also a member of the Board of Directors of Molmed S.p.A. and of Oliver Twist Onlus

12.   Marco Mangiagalli1 Born in 1949

        Mr Mangiagalli received a degree in Political Economy from the "Luigi Bocconi" University in 1973. Most of his career has been with Eni Group; he has had also working experiences with Barclays Group in Italy and the Nuovo Banco Ambrosiano Group. He has served as a member of the Board for Agip S.p.A., Polimeri Europa S.p.A., Nuovo Pignone S.p.A., Snamprogetti S.p.A., Saipem S.p.A., Eni International Holding B.V., Albacom S.p.A., Emittenti Titoli S.p.A. and Oil Investment Corp. He has also been Chairman of Eni Coordination Center S.A., Eni Bank Ltd / Banque Eni S.A. and of Enifin S.p.A. Since August 2008 he has been Chairman of the Board of Directors for Saipem S.p.A.

13.   Gianni Mion1 born in 1943

        Mr. Mion holds a degree in Business and Economics, he is a certified public accountant and auditor and he has been member of the Board of Directors of Luxottica Group since 2004. He is Chief Executive Officer of Edizione S.r.l. (previously Edizione Holding S.p.A.) , a position he has held since 1986. Prior to joining Edizione Holding S.p.A., Mr. Mion was the Chief Financial Officer of Marzotto S.p.A. from 1985 to 1986, Managing Director of Fintermica S.p.A. from 1983 to 1985, Vice President of Gepi S.p.A. from 1974 to 1982, controller of McQuay Europa S.p.A. from 1972 to 1974 and an auditor at the accounting firm of KPMG from 1967 to 1972. He has been chief executive officer of Edizione Holding S.p.A. since 1986 and prior to that he was the chief executive officer of Sintonia S.p.A. He is Chief Executive Officer of Edizione S.r.l., member of the Board of Directors of Benetton Group S.p.A., of Autogrill S.p.A., Autogrill Group Inc., of Atlantia S.p.A., of Sintonia S.A., Fondazione Cassa di Risparmio di Venezia, of Burgo Group S.p.A., Il Gazzettino S.p.A., Eurostazioni S.p.A.

14.   Marco Reboa1 born in 1955

        Mr Reboa received a degree in Business Economics from Università Commerciale L. Bocconi in Milan, Italy, in 1978. He has been registered in the Register of Chartered Accountants of Milan since 1982 and he is an auditor pursuant to Ministerial Decree since 1995. He is currently a Professor at the Faculty of Law at the Libero Istituto Universitario Carlo Cattaneo in Castellanza, Italy and works in private practice in Milan, specializing in extraordinary financial transactions. Mr Reboa has published books and articles on financial statements, economic appraisals and corporate governance. He is editor-in-chief of the Magazine of Chartered Accountants. Mr Reboa is currently the Chairman of the Luxottica Group S.p.A. Board of Statutory Auditors, the term of which is going to end with the approval of the Luxottica Group S.p.A. financial statements as of and for the period ending December 31, 2008. He is a member of the Board of Directors of ENI S.p.A. and of Interpump Group S.p.A., Chairman of the Board of Auditors of Mediobanca S.p.A. and of Valeas S.p.A., Auditor of Gruppo Lactalis Italia S.p.A., of biG S.r.l. and of Egidio Galbani S.p.A.

iii)
proposed for approval by the ordinary meeting an aggregate compensation for the Board, for the entire three-year term, in the amount of EUR 101,497.50 per month, should the number of directors be established at 15, or, should the number of directors be established at 14, an aggregate compensation in the amount of EUR 94,731 per month, such compensation to be divided among directors in accordance with resolutions taken by the Board itself.

1
Candidate has declared that he/she fulfills the independence requirements set out in article 148, paragraph 3, Legislative Decree 58/199, as mentioned in article 147ter Legislative Decree 58/1998, and in article 3 of the Code of Conduct promulgated by Borsa Italiana S.p.A.

APPOINTMENT OF THE BOARD OF STATUTORY AUDITORS AND DETERMINATION OF THEIR COMPENSATION

        A list for the appointment of statutory auditors can be presented only by those stockholders who, at the time of the presentation of the list, alone or jointly with other presenting stockholders, hold an interest at least equal to 1% of the share capital of the Company, as established by Consob pursuant to article 147ter subparagraph 1 legislative decree 58/98.

        The list presented by Delfin S.a.r.l. included:

  (i)
  information related to its identity, indicating the percentage of its shareholding and giving evidence of the lawful title of its shareholding; and

  (ii)
  information on the personal and professional qualifications of each candidate as well as a declaration by the candidate confirming the existence of the qualifications required by law, the acceptance of the office together with the administration and control offices held in other companies.

        Such declarations as well as the letter from Delfin S.a.r.l. can be found on the Company's website at www.luxottica.com, Investor Relations, Corporate Governance section. For voting purposes, the list of Delfin S.a.r.l. has been designated as list "A".

        In its letter, Delfin S.a.r.l.:

i)
proposed the following candidates be appointed:

Regular Auditors

1.     Alberto Giussani born in Varese on August 23, 1946

        Mr Giussani received a degree in Economics from the Catholic University of Milano. He is registered in the Register of Chartered Accountants and is an authorized Italian Auditor. He is also a professor of International Accounting at the Catholic University of Milano and the Vice Chairman of the Technical Committee of OIC (Italian Accounting Standard Setter). Mr Giussani was a member of the equivalent body (Commissione Principi Contabili) since 1981. He has been a member of the Standard Advisory Council of the IASC Foundation from 2001 to 2008. From 1981 to 2007, Mr Giussani was a PricewaterhouseCoopers partner, where he held various other internal senior positions and was auditor in charge of various Italian companies, listed in Italy and in the USA. He is the Chairman of the Board of Auditors of Mediaset S.p.A. and a member of the Board of Auditors for Fastweb S.p.A., Credito Artigiano S.p.A. and Seat Pagine Gialle S.p.A. He is also member of the Board of Directors of Finanaziaria Casanova S.p.A. and Carlo Tassara S.p.A.

2.     Enrico Cervellera born in Milan on February 27, 1941

        Mr Cervellera received a degree in Business and Economics from the Università L. Bocconi in 1963 and a degree in jurisprudence from the Università Cattolica in 1968. He has been registered in the Register of Chartered Accountants since 1965 and has been an auditor under a Ministerial Decree since 1995. Between 1965 and 1983 he worked in the Tributary Bureau associated with Arthur Andersen. Since 1983 he has been working as a freelance professional in Milan, focusing mainly on corporate transactions (takeovers, transfers, mergers, etc.) and other financial consulting projects. Mr. Cervellera has been auditor of Luxottica Group S.p.A. since 2006. Mr Cervellera is Chairman of the Board of Auditors for Interpump Group S.p.A., Seat Pagine Gialle S.p.A., San Lorenzo S.p.A., Gruppo Lactalis Italia S.p.A., biG S.r.l, and Egidio Galbani S.p.A. and an auditor of Tamburi Investment Partners S.p.A. He is a member of the Board of Directors of Ferrero S.p.A.

3.     Giorgio Silva, born in Samarate (Varese) on May 3, 1945

        Mr. Silva holds a degree in Business and Economics at the Università Cattolica del Sacro Cuore in Milan, Italy. He is registered in the Register of Chartered Accountants of Busto Arsizio since 1975 and in the Register of Varese since 1989 and has been a Chartered Accountant since 1981 and an auditor since 1995 (Ministerial Decree 12/04/1995 published on the Official Gazette no. 31 bis of 21.4.1995). Mr. Silva was a manager in the fiscal section of Peat Marwick & Mitchell (now KPMG) in Milan from 1973 to 1976. In 1977 he joined the Studio Legale Tributario L. Biscozzi—A. Fantozzi, currently Studio Legale e Tributario Biscozzi Nobili of which he was a founding member. Mr Silva is a speaker at many conventions and is an author of several articles and publications on tributary matters. Mr. Silva has been auditor of Luxottica Group S.p.A. since 2006. He is Chairman of the Board of Auditors for Hewlett Packard Italiana S.r.l., Kedrios S.p.A., TSP- Tecnologie e Servizi per il Pubblico S.r.l., Actalis S.p.A., Fotospazio S.p.A. and an auditor for ENI S.p.A., RCS Mediagroup S.p.A., Alitalia Compagnia Aerea Italiana S.p.A., Air One S.p.A., Air One City Liner S.p.A., Air One Technic S.p.A., CAI Second S.p.A., European Avia Service S.p.A., Bolton Alimentari S.p.A. and SIA-SSB S.p.A.

Alternate Auditors

1.     Mario Magenes, born in Milano on April 7, 1945

        Mr Magenes received his Degree in Jurisprudence from the Università degli Studi in Milan and has been an auditor since 1995. He was the promoting partner of IAM International Advising & Managing S.r.l. a company established at the end of 2004. Between 1999 and 2004, he was in charge of the Management of Administration, Fiscal and Consolidated Balance in RCS Mediagroup S.p.A. Prior to that, he held several administrative roles over a 25-year period in Fiat S.p.A., where he eventually became Manager of Administration, Balance and Fiscal Planning and in Fiatimpresit S.p.a., a sub-holding for the Civil Engineering and Territory Section. He is alternate auditor of Luxottica Group S.p.A. since 2006. Mr Magenes is presently auditor of Parmalat S.p.A., Aedes S.p.A., Aedes Servizi S.p.A., Eurofly Service S.p.A., City Italia S.p.A., Idea Progetto S.p.A., Sistemi Ambientali S.p.A. in liquidazione, Verim S.r.l., IAM Treding S.r.l. as well as Chairman of the Board of Auditors for Fibe S.p.A., Fibe Campania S.p.A., Bocoge Costruzioni Generali S.p.A., Gestione Napoli S.p.A. in Liquidazione, Investimenti e Sviluppo Holding S.p.A.

2.     Francesco Nobili born in Milan on October 29, 1962

        Mr Nobili received his degree in Business Economics with distinction in 1987 from the Università Commerciale Luigi Bocconi in Milan, Italy. He has been registered in the Register of Chartered Accountants of Milan since 1988. He has also been registered in the Register of Auditors since 1995. After working as auditor for Arthur Andersen for several years, he took an auditor position in 1990 at Studio Biscozzi Nobili, where be became a partner in 1995. He is the author of several publications and often speaks at conventions on tributary matters. Currently, he is a Visiting Professor at the University of Castellanza. He is alternate auditor of Luxottica Group S.p.A. since 2006. Mr Nobili is the Chairman of the Board of Auditors for e-Box S.r.l., Sixty Italy Retail S.r.l., Sugar S.r.l., Vismara S.r.l. and Sugarmusic S.p.A. and an auditor for Agenzia Giornalistica Radiotelevisiva S.r.l., Ariete S.p.A., Channel News Radio S.r.l., New Mood S.p.A., Ceccato Aria Compressa S.p.A., RCS Digital S.p.A., Riva Acciaio S.p.A., Riva Fire S.p.A., RMC Italia S.r.l, Heinz Italia S.p.A., Fire S.p.A, Rocca S.p.A., Spig, S.p.A., Veneto S.p.A., Trovocasa S.r.l., Trovolavoro S.r.l., Automobili.com S.r.l. and Imos S.p.A.

ii)
proposed for approval by the ordinary meeting an annual compensation of EUR 105,000 for the Chairman of the Board of Statutory Auditors for the entire three-year term and an annual compensation of EUR 70,000 for each regular auditor, for the entire three-year term.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: March 31, 2009	By: /s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER